Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: September 7, 2021

Set forth below is a Current Report on Form 8-K filed by D8 Holdings Corp. on September 7, 2021 in connection with the proposed business combination between D8 Holdings Corp. and Vicarious Surgical Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2021

D8 HOLDINGS CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39384	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

Unit 1008, 10/F Champion Tower

3 Garden Road, Central, Hong Kong

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +852 3973 5500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	DEH.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001	DEH	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	DEH WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Item 7.01.	Regulation FD Disclosure.

In connection with their previously announced proposed business combination, D8 Holdings Corp. (“D8 Holdings”) and Vicarious Surgical Inc. are in the process of executing certain subscription agreements with several institutional investors, including a major U.S. hospital chain (the “PIPE Investors”). D8 Holdings will report the final subscription amounts in a subsequent Current Report on Form 8-K when all subscription agreements are executed.

The information in this Item 7.01 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a definitive proxy statement that was distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. The Registration Statement was declared effective on August 9, 2021 and D8 Holdings mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about D8 Holdings, Vicarious Surgical and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement and the definitive proxy statement/prospectus. You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and Vicarious Surgical’s expectations with respect to the completion and timing of the PIPE. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public stockholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in D8 Holdings’ Annual Report under the heading “Risk Factors,” and other documents of D8 Holdings filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this Form 8-K. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

D8 HOLDINGS CORP.

By:	/s/ David Chu
Name:	David Chu
Title:	Chief Executive Officer

Date: September 7, 2021

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